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                             June 3, 2024

       Gordon Roth
       Chief Financial Officer
       Roth CH Acquisition V Co.
       888 San Clemente Drive
       Suite 400
       Newport Beach, CA 92660

                                                        Re: Roth CH Acquisition
V Co.
                                                            Amendment No. 1 to
Registration Statement on Form S-4
                                                            Filed May 13, 2024
                                                            File No. 333-277055

       Dear Gordon Roth:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 12, 2024 letter.

       Amendment No. 1 to Registration Statement on Form S-4

       Cover Page

   1. We note your response to prior comment 37 that the proposal for the approval of the issuance of shares
pursuant to the Transaction Financing and the proposal for the issuance of shares contemplated
by the Business Combination have now been included as two
                                                        separate proposals.
However, such change is not reflected on the prospectus cover page.
                                                        Please revise.
       Questions and Answers About the Proposals, page 4

   2. We note your response to prior comment 36. Please revise to clarify here and throughout your filing the total
number of authorized shares of common stock under the Proposed
                                                        Certificate of
Incorporation as set forth in Proposal 3B. In that regard, we note your
 Gordon Roth
FirstName  LastNameGordon
Roth CH Acquisition V Co. Roth
Comapany
June 3, 2024NameRoth CH Acquisition V Co.
June 3,
Page 2 2024 Page 2
FirstName LastName
         disclosure that Proposal 3B is to increase the number of authorized shares of Common
         Stock to an aggregate of 75,000,000 shares, but also note disclosure on page 111 that the amended charter would authorize an increase in the aggregate number of capital stock of the Combined Company to 75,000,000 and authorize an increase in the amount of common stock of the Combined Company to 70,000,000.
What is the impact on non-redeeming Public Stockholders of past stockholder redemptions and stockholder redemptions..., page 11

3.       We note that the    maximum redemptions    scenarios in the tables on
pages 12 and 30
         assume that no public shares remain outstanding. However, such disclosure does not appear to be consistent with your disclosure on page 73 that ROCL public stockholders
         would hold 620,864 shares in the    maximum redemptions    scenario.
Please advise.
Summary of the Proxy Statement
The Proposals
Proposal 1: The ROCL Business Combination Proposal
Consideration, page 23

4. We note your response to prior comment 6. Please add a cross reference to the pro forma share ownership table that depicts the adjusted shares based on the Net Debt provision in instances where you indicate that holders of the shares of Company Common Stock will
         receive an aggregate of 9.0 million shares of Acquiror   s common
stock.
Risk Factors
Risks Related to NEH, page 33

5. Please revise the discussion to remove references to possible reserves not disclosed in your filing or addressed in the Appraisal Report included as Annex D and Exhibit 99.5.
         This comment applies to similar references to possible reserves provided throughout your proxy statement/prospectus.
We operate on federal and state lands, which have additional rules and regulations related to our business..., page 41

6. We note your response to prior comment 4 and we reissue such comment in part. Please revise this risk factor to disclose all material risks related to your negotiations with the
         Bureau of Land Management to determine the royalty rate at which the Company will
         compensate the BLM for helium produced on the BLM   s federal land.
The Proposed Certificate of Incorporation will provide that the Court of Chancery of the State of
Delaware will be the sole and exclusive..., page 53

7. We note your response to prior comment 16 and reissue such comment. Please ensure that your descriptions of the exclusive forum provisions in your current charter and your proposed amended charter are consistent with the provisions contained in your current
 Gordon Roth
Roth CH Acquisition V Co.
June 3, 2024
Page 3
         charter and your proposed amended charter, respectively. For example, the exclusive forum provision set forth in Article Eighth of your proposed amended charter selects the
         exclusive forum for certain    claims or causes of action under the
Delaware statutory or
         common law    but this is not clear in your description of the
provision in this risk factor.
         As another example, we note that your disclosure on page 181 regarding the exclusive forum provisions in your current charter and your proposed amended charter does not include a complete description of the courts selected in such provisions.
We may not be able to complete the Business Combination if the Business Combination is considered by the authorities..., page 54

8. We note your response to prior comment 8 and your disclosure that you may not be able to complete the Business Combination if the Business Combination is considered by the authorities to be subject to U.S. foreign investment regulations, including by the
         Committee on Foreign Investment in the United States. We also note your disclosure that if you liquidate, your rights will expire worthless. However, it does not appear that rights were offered to investors. Please revise to disclose that if you liquidate, the warrants will expire worthless, or advise.
Unaudited Pro Forma Condensed Combined Financial Statements
Description of the Transactions
Business Combination, page 75

9. We note from your response to prior comment 20 that no accounting impact has been given to the Earnout Share provision, which you note will be classified within equity
         under ASC 815. To this end, you state that    As a result of equity
classification, the fair
         value of the shares transferred will be recorded within equity upon the date the shares are granted to the holder (i.e., the date in which the occurrence of Triggering Events I and/or
         II are met, if they are met.    Please explain to us why you believe
that the Earnout Share
         provision should not initially be measured at fair value. Please provide a more detailed analysis in support of your position, including reference to specific paragraphs you relied upon in ASC 815.
Basis of Pro Forma Presentation, page 77

10.    We note your response to prior comment 18. Please further expand note
(2) to reconcile
       from the 9.0 million shares to the pro forma shares adjusted for the Net Debt provision, which is currently reflected in the table as 8,311,324 pro forma shares. In addition, please
FirstName LastNameGordon Roth
       clarify why the NEH promissory notes amount of $45,469,968 does not also include the
Comapany    NameRoth
       $2,053,013      CH
                   notes   Acquisition
                         payable         V Co. amount shown in the pro forma
balance sheet on
                                  non-current
June 3,page
        202479.
              Page 3
FirstName LastName
 Gordon Roth
FirstName  LastNameGordon
Roth CH Acquisition V Co. Roth
Comapany
June 3, 2024NameRoth CH Acquisition V Co.
June 3,
Page 4 2024 Page 4
FirstName LastName
Unaudited Pro Forma Condensed Combined Balance Sheet As of December 31, 2023, page 79

11. It appears that the adjustment of $45,000,000 to Cash should be labeled A. Please revise as necessary.
Notes to Unaudited Pro Forma Condensed Combined Financial Statements
Note 4 - Adjustments and Reclassifications to Unaudited Pro Forma Condensed Combined
Balance Sheet as of December 31, 2023, page 84

12.      We note Adjustment D represents the exchange of outstanding NEH shares into
         12,730,000 shares of common stock upon the consummation of the
Business
         Combination. Please clarify why the number of shares in this adjustment differs from the pro forma shares attributed to NEH stockholders reflected in the table on page 82.
13. We note that Adjustment E refers to other adjustments, including B, L, G, and J. However, it does not appear that these references align with the proper note. Please address these discrepancies and revise as necessary.
14. We note your response to prior comment 25. However, disclosure on page 27 states that
            Pursuant to the Advisor Agreement, in exchange for the termination of the BCMA,
         Acquiror and the Company mutually agree, jointly and severally, on the date of closing of the Business Combination, to issue to the Advisors an aggregate of 575,000 shares of
         Acquiror Common Stock and to include such shares as a    registrable
security    in the
         Registration Rights Agreement.    Based on this disclosure, it appears
the 575,000 shares in
         Adjustment H should be given pro forma effect at current fair value. Please advise or revise as necessary.
15. We note adjustment K relates to the interest earned subsequent to December 31, 2023.
         Please revise or explain to us why interest income earned in subsequent period is recorded at December 31, 2023.
16. We note Adjustment P reflects the proceeds from the NEH debentures and the conversion of the debentures to common stock based on two different scenarios. Please provide us with a reconciliation from the NEH debenture balance of $470,851 to the pro forma conversion into shares of 325,020 and 302,373, as shown in the table on page 77. In addition, please add disclosure to explain i) how the per share conversion amounts were derived under each scenario, ii) the meaning of pre-money valuation, and iii) how $20 million pre-money valuation was determined.
Potential Impact on the Per Share Value of Shares Owned by Non-Redeeming Shareholders, page 86

17.      We note from your response to prior comment 21 that    as of the date
hereof the Company
         does not have any binding agreements with respect to the Transaction Financing and therefore it is not included in the unaudited pro forma financial information included in
         the Registration Statement.    We note, however, that the table
presented on page 87
 Gordon Roth
Roth CH Acquisition V Co.
June 3, 2024
Page 5
         includes the effect of proceeds from the Transaction Financing. Please tell us and include necessary disclosure that clarifies why the proceeds and related shares are considered in this table and not in the pro formas.
Unaudited Pro Forma Condensed Combined Financial Statements
Notes to Unaudited Pro Forma Condensed Combined Financial Statements
Appraisal of Certain Oil and Gas Interests, page 87

18. Please modify the introductory paragraph to clarify the Appraisal Reports contained in
         Annex D include estimates of proved and probable oil, natural gas
liquids (   NGL   ) and
         natural gas reserves and proved and probable helium reserves. Proposal 1: The Business Combination Proposal
Recommendation of the ROCL Board of Directors and Reasons for the Business Combination, page 97

19. We note your revised disclosure on page 98 of the standardized measure of discounted future net cash flows of $92M in response to prior comment 34. Please clarify why the amount you disclose here does not match the standardized measure disclosure on page F-
         52 of $1,049,600.
20. We note your revised disclosure in response to prior comment 35. Please address the following:

                Provide explicit disclosure describing the risk that expectations of unusually high and/or sustained future growth of helium revenue may be unrealistic, given the assumptions regarding the new processing plant scheduled to commence operations by Q1 of 2025 and other future events to occur.
New Era Helium Has Proven, Not Prospective, Reserves, page 98

21. Please revise your discussion to remove disclosure of dollar amounts representing an arithmetic summation of separate estimates for oil and natural gas reserves and helium reserves, if true, and to remove the figure representing an arithmetic summation of estimates from proved and probable reserve categories. Also, please revise your disclosure to remove the reference to a standardized measure of discounted future net cash flows
FirstName LastNameGordon Roth
       from probable reserves as the guidelines in FASB ASC 932-235-50-30 do not extent to
Comapany    NameRoth
       nonproved         CH Acquisition
                    reserves. Please referVtoCo.
                                              prior comment 5 and revise your
disclosure
June 3,accordingly.
        2024 Page 5
FirstName LastName
 Gordon Roth
FirstName  LastNameGordon
Roth CH Acquisition V Co. Roth
Comapany
June 3, 2024NameRoth CH Acquisition V Co.
June 3,
Page 6 2024 Page 6
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Information About NEH
Overview, page 143

22.      We note oil and gas producing activities are material to NEH   s
business operations and
         financial position. Therefore, the disclosure specified in Subpart 229.1200, including disclosure pursuant to Items 1202 through 1206 and Item 1208 should be included under appropriate captions. Refer to the requirements in Item 1201 of Regulation S-K.
Customers, page 144

23. Please ensure that exhibit numbers referenced in your prospectus are consistent with the exhibits as filed and referenced in your exhibit index. For example, you state that the
         Marketing Agreement is filed as Exhibit 10.12. However, Exhibit 10.12 is the New Era
         Helium Corp 2024 Equity Incentive Plan.
24. Please revise to clarify whether the Marketing Agreement with IACX described on pages
         143 and 144 is the same agreement as the Gas Purchase Agreement expiring on May 31,
         2024 that is described on page 144. Similarly, please revise to clarify whether the Crude
         Helium Agreement with Badger Midstream Energy, LP described on page 144 is the same agreement as the Badger Helium Sales Agreement with Badger Midstream Energy, LP that is also referenced on page 144.
25. Please revise to disclose the term and termination provisions for the Contract for Sale and
         Purchase of Liquid Helium filed as Exhibit 10.14, the Helium Tolling Agreement filed as
         Exhibit 10.16, and the Gaseous Helium Sales Agreement filed as Exhibit
10.17. For
         example, we note the provisions in each agreement providing for early termination by the counterparty in the event of a delayed commencement date. In addition, please include related risk factor disclosure, or tell us why such provisions do not present a material risk.
Management's Discussion and Analysis of Financial Condition and Results of Operations of
NEH
Liquidity and Capital Resources
Cash Flow, page 160

26. We note your revisions in response to prior comment 48. Please further revise your disclosures to include a discussion of the underlying reasons for material changes in operating assets and liabilities that affect operating cash flows. Security Ownership of Certain Beneficial Owners and Management of ROCL and the Combined
Company, page 171

27. We note your response to prior comment 50 and reissue such comment. Please disclose the information required by Item 403 of Regulation S-K regarding NEH, or provide your analysis as to how you have complied with such item. Refer to Item 18(a)(5) of Form S-4.
         We also note your disclosure that the table provides beneficial ownership disclosure
 Gordon Roth
Roth CH Acquisition V Co.
June 3, 2024
Page 7
         regarding each person who will (or is expected to) become an executive officer or director of the Combined Company upon the closing of the Business Combination. However, we note that you have not included the chief financial officer of the Combined Company in the table.
Experts, page 195

28. Please expand the disclosure under the section Experts on page 195 to acknowledge the estimates of reserves appearing in this prospectus for the years ending December 31,
         2020, 2021, 2022 and 2023 were prepared by the third-party independent petroleum
         engineering firm of MKM Engineering (   MKM   ). Also obtain and file
a revised consent
         from MKM to additionally reference the estimates as of December 31, 2023 to comply with Item (601)(b)(23) of Regulation S-K.
Appraisal Reports, page 196

29.      We note the    as of    or effective dates of the reserves estimates
under this section and
         presented on pages 196 and 197 are disclosed as January 1, 2024, 2023, 2022, and 2021 and July 1, 2023. Please note, for the purposes of disclosure relating to the individual appraisal reports, the reserves and future cash flows should be
presented with an    as of    or
         effective date corresponding to the ending date of the period covered by the report, e.g.
         December 31, 2023, to comply with Rule 4-10(a)(22)(v) of Regulation S-X and
         Instruction 1 to Item 1202(a)(2) of Regulation S-K. Please revised the respective dates here and throughout the proxy statement/ prospectus, including Annex D and Exhibits
         23.4 and 99.5, respectively.
New Era Helium Corp. Notes to Consolidated Financial Statements
Note 5. Oil and Natural Gas Properties, page F-40

30. We note your revised disclosure in response to prior comment 56. Please further revise to disclose the total amount of amortization expense per equivalent physical unit of production. Refer to Rule 4-10(c)(7)(i) of Regulation S-X.
Note 17. Supplemental Oil and Natural Gas Disclosures (Unaudited)
Oil and Natural Gas Reserves, page F-50

31. We note the disclosure of total proved oil and proved developed oil reserves appears to exclude the estimated reserves disclosed elsewhere on page 196 for the year ending
       December 31, 2022. Please revise your disclosure to comply with the requirements in
FirstName LastNameGordon Roth
       FASB ASC 932-235-50-4 and incorporate such changes as necessary to resolve any
Comapany   NameRoth in
       inconsistencies CHthe
                           Acquisition  V Co.
                             reconciliation of the changes in total proved oil
reserves for the year
June 3,ended December
        2024 Page  7    31, 2022 to comply with the requirements in FASB ASC
932-235-50-5.
FirstName LastName
 Gordon Roth
FirstName  LastNameGordon
Roth CH Acquisition V Co. Roth
Comapany
June 3, 2024NameRoth CH Acquisition V Co.
June 3,
Page 8 2024 Page 8
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32. Please expand your disclosure to explain the significant changes in your total proved reserves for each line item shown in the reconciliation, other than production, during each of the periods presented. Your revised disclosure should separately identify and quantify each factor, including offsetting factors, such that the change to each line item is fully explained.

         In particular, disclosure relating to revisions in previous estimates should indicate the extent to which changes were caused by economic factors, such as costs and commodity prices, well performance, uneconomic proved undeveloped locations, or the removal of proved undeveloped locations due to changes in a previously adopted development plan.
         Refer to FASB ASC 932-235-50-5.
33. Please expand the tabular presentation of proved developed and proved undeveloped reserves by individual product type presented on page F-51 to additionally provide the net quantities at the beginning of the initial period shown in the reserves reconciliation, e.g.
         December 31, 2020 to comply with the requirements in FASB ASC 932-235-50-4.
Exhibits

34. We note that certain material contracts filed as exhibits were not filed in a text-searchable format. Please ensure each such exhibit is in the proper text-searchable format. Refer to
         Item 301 of Regulation S-T. Please re-file the respective exhibits to your registration statement.
Exhibit 99.5, page II-2

35. Please expand the discussion under the section Primary Economic Assumptions on page 3 to provide an explanation for the future gross revenue attributed to
 Other    in Tables 2, 3,
         and 4 relating to Proved Developed Producing Hydrocarbons, Proved Developed Behind
         Pipe Hydrocarbons and Proved Developed Shut-In Hydrocarbons to comply with Item
         1202(a)(8)(v) of Regulation S-K. This comment also applies to the disclosure of primary economic assumptions on page 89 in the proxy statement/prospectus.
36. Please modify the discussion under the section Primary Economic Assumptions on page 3 to remove the statement indicating present worth is calculated using
an    arbitrary    rate of
         10 percent as this discount factor is required by FASB ASC 932. This comment also applies to the disclosure of primary economic assumptions on page 89 in the proxy statement/prospectus.
37. Disclosure on page 21 of the proxy statement/prospectus indicates NEH is currently in
         negotiations with the Bureau of Land Management (   BLM   ) to
determine the royalty rate
         at which NEH will compensate the BLM for helium produced on the BLM
s federal land.
         Please expand the discussion under the section Primary Economic Assumptions on page 3 to clarify the assumptions regarding the determination of an appropriate royalty rate for use in calculating the net helium reserves presented in the report and explain why you believe the assumed rate is reasonably certain to comply with Item 1202(a)(8)(v) of
 Gordon Roth
Roth CH Acquisition V Co.
June 3, 2024
Page 9
         Regulation S-K. This comment also applies to the disclosure of primary economic assumptions on page 89 in the proxy statement/prospectus.
38. Disclosure on page 19 of the proxy statement/prospectus indicates the Pecos Slope Plant is expected to produce approximately 87 Mcf per day of gaseous helium. Please expand the discussion of the Primary Economic Assumptions on page 3 to clarify the forecasts of proved and probable helium are consistent with the indicated plant processing capacity, if true. To the extent that the forecast helium production rates exceed the disclosed 87 Mcf per day, please expand the discussion to clarify the reasons for using a higher forecast production rate. Refer to the disclosure requirements in Item 1202(a)(8)(v) of Regulation
         S-K. This comment also applies to the disclosure of primary economic assumptions on page 89 in the proxy statement/prospectus.
39. Disclosure on page 19 of the proxy statement/prospectus indicates NEH has two 10-year contracts representing a combined volume of 320 MMcf of helium. Please expand the discussion of the Primary Economic Assumptions on page 3 to clarify the forecasts of proved and probable helium are consistent with the indicated contracted volumes, if true, and further clarify the assumptions regarding the continued production of helium upon termination of the current contracts. If the forecast volumes of proved plus probable helium exceed the total contracted amount over the first ten years, please expand the discussion to clarify the reasons for forecasting a higher volume. Refer to the disclosure requirements in Item 1202(a)(8)(v) of Regulation S-K. This comment also applies to the disclosure of primary economic assumptions on page 89 in the proxy statement/prospectus.
40. The discussion on page 4 under the heading Gas Prices indicates a gas price of $2.88 per
         Mcf was used from January 2024 through March 2025. This price appears inconsistent with the comparable price based on the 12-month average price calculated as the unweighted arithmetic average of the first-day-of-the-month price. Please expand the disclosure under the section Gas Prices on page 4 to provide the reason(s) for using a different price over the indicated period. Refer to Rule 4-10-(a)(22)(v) of Regulation S-X and the disclosure requirements in Item 1202(a)(8)(v) of Regulation S-K. This comment also applies to the disclosure on page 89 in the proxy statement/prospectus.
41. Please expand the discussion under the section Operating Expenses, Capital Costs and
       Abandonment Costs on page 5 to additionally address the source of the transportation costs used in the report and clarify the reason(s) future forecasts of helium production do
FirstName LastNameGordon Roth
       not appear to include any operating costs, processing fees, or transportation costs, if true.
Comapany
       ReferNameRoth    CH Acquisition
             to the requirements  in ItemV1202(a)(8)(v)
                                           Co.           of Regulation S-K.
This comment also
June 3,applies to the
        2024 Page   9 disclosure on page 90 in the proxy statement/prospectus.
FirstName LastName
 Gordon Roth
FirstName  LastNameGordon
Roth CH Acquisition V Co. Roth
Comapany
June 3, 2024NameRoth CH Acquisition V Co.
June 3,
Page 102024 Page 10
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42. Please expand the discussion under the heading Helium Prices on page 4 to clarify the extent to which the helium price used in the report is related to a contractually specified price, and if so, the disclose the duration of the contract(s) and the assumptions for the price upon termination of the current contact(s). This comment also applies to the disclosure on page 89 in the proxy statement/prospectus.
43. Please expand the discussion of the capital costs included as future investments under the section Operating Expenses, Capital Costs and Abandonment Costs on page 5 to further describe the type and related purpose for the various costs included in the reserves report, other than those attributable to future abandonment costs. Refer to the requirements in
         Item 1202(a)(8)(v) of Regulation S-K. This comment also applies to the disclosure on page 90 in the proxy statement/prospectus.
44. We note disclosure of three separate components of proved developed hydrocarbon reserves: Table 3 Proved Developed Behind Pipe, Table 4 Proved Developed Non-
         Producing, and Table 5 Proved Developed Shut-In. Please expand the discussion under the section Operating Expenses, Capital Costs and Abandonment Costs on page 5 to clarify the basis for differences between the various producing status categories. Refer to the requirements in Item 1202(a)(8)(v) of Regulation S-K. This comment also applies to the disclosure on page 90 in the proxy statement/prospectus.
45.      We note the discussion under the section Operating Expenses, Capital
Costs and
         Abandonment Costs on page 5 indicating there are additional undeveloped reserves to be
         developed after a 50 years    time limit. We also note the
corresponding forecasts of future
         production in Tables 6 and 8 relating to proved and probable undeveloped hydrocarbon reserves indicate material amounts of these reserves are not scheduled to be converted to developed status within five years of the most recent fiscal year end in this proxy statement/prospectus.

         Please refer to Rule 4-10(a)(31)(ii) of Regulation S-X regarding the requirement to have an adopted development plan indicting your undeveloped reserves are scheduled to be drilled within five years, and question 131.03 in our Compliance and Disclosure
         Interpretations (C&DIs) regarding the specific circumstance that justify a period longer than five years to begin development of your reserves, and explain to us your rationale for the disclosure of these undeveloped reserves.
46. Please remove Tables 1 and 12 presenting the arithmetic summation of information relating to the individual estimates from proved and probable hydrocarbon and helium reserve categories. Refer to question 105.01 in our Compliance and Disclosure
         Interpretations (   C&DIs   ) regarding Oil and Gas Rules.
47. We note certain estimates of proved developed producing and proved developed non-
         producing reserves (including behind pipe and non-producing) include reserves for certain years with annual or cumulative negative undiscounted future net income. For example, year 2024, years 2033 through 2038, the remainder after 2038, and the total future cash
 Gordon Roth
Roth CH Acquisition V Co.
June 3, 2024
Page 11
      net cash flows for Proved Developed Producing Hydrocarbons in Table 2; the remainder after 2038 for Proved Developed Behind Pipe Hydrocarbons in Table 3; and cumulative cash flows through 2038 and the total future net cash flows for Proved Developed Non-
      Producing Hydrocarbons in Table 4. Please provide us with an explanation in reasonable detail for each instance where you disclose proved reserves with negative future net cash flows. Also tell us why these reserves meet the requirements to be classified as proved reserves at December 31, 2023. Refer to the definitions of economically producible, proved reserves, and reserves in Rules 4-10(a)(10), (a)(22) and (a)(26) of Regulation S-X,
      respectively.
       Please contact Jennifer O'Brien at 202-551-3721 or Raj Rajan at 202-551-3388 if you
have questions regarding comments on the financial statements and related matters. For questions regarding comments on engineering matters you may contact John Hodgin at 202-551-
3699. Please contact Claudia Rios at 202-551-8770 or Laura Nicholson at 202-551-3584 with any other questions.



                                                           Sincerely,
FirstName LastNameGordon Roth
                                                           Division of
Corporation Finance
Comapany NameRoth CH Acquisition V Co.
                                                           Office of Energy &
Transportation
June 3, 2024 Page 11
cc:       Alexandria E. Kane, Esq.
FirstName LastName